Exhibit 2.5

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

Plains Exploration & Production Company,

a Delaware corporation

and

Certain Affiliated Entities

As Sellers

and

Linn Energy Holdings, LLC,

a Delaware limited liability company

As Buyer

November 3, 2011

i

(Continued)

(Continued)

(Continued)

(Continued)

v

EXHIBITS AND SCHEDULES

Exhibits:

Exhibit A	Leases; Gross and Net Acreage and Co Net Acreage, Allocated Value
Exhibit B	Wells; WI/NRI; Allocated Value
Exhibit C	Form of Assignment
Exhibit D	Form of FIRPTA Affidavit
Exhibit E	Form of Transition Services Agreement
Exhibit F-1	Form of Buyer’s Closing Certificate
Exhibit F-2	Form of Sellers’ Closing Certificate

Schedules:

Schedule 1-2	Sellers’ Individuals with Knowledge
Schedule 2.1.8	Surface Leases and Easements
Schedule 2.1.9	Buildings, Trailers, etc. included in Properties
Schedule 2.1.10	Inventory
Schedule 2.1.11	Motor Vehicles
Schedule 2.2.6	Excluded IT Equipment
Schedule 2.2.9	Excluded Personal Property
Schedule 5.3	Consents; Preferential Purchase Rights
Schedule 5.5	Material Contracts
Schedule 5.6	Litigation and Claims
Schedule 5.9	Notices
Schedule 5.10	Gas Imbalances
Schedule 5.12	Property Operation
Schedule 5.13	Payout Balances
Schedule 5.14	Tax Claims
Schedule 5.17	Obligations
Schedule 20.4	Employee positions

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”) is made and entered into on November 3, 2011, by and among Plains Exploration & Production Company, a Delaware corporation (“PXP”), Pogo Producing Company LLC, a Delaware limited liability company (“POGO”) and Latigo Petroleum, Inc., a Delaware corporation (“LPI”) (collectively, “Sellers”) and Linn Energy Holdings, LLC, a Delaware limited liability company (“Buyer”). Buyer and each Seller are referred to herein individually as a “Party” and Buyer and Sellers are collectively referred to herein as the “Parties”.

ARTICLE 1

DEFINITIONS

“Adverse Environmental Condition” means any contamination or condition exceeding regulatory limits and not otherwise authorized by permit or law, resulting from any discharge, release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other activities on, in or from any Property, or the migration or transportation from other lands to any Property, of any wastes, pollutants, contaminants, hazardous materials or other materials or substances subject to regulation relating to the protection of the environment that require remediation based upon the condition at the Effective Time pursuant to any current federal, state or local laws or statutes, including the Environmental Laws.

“Adverse Environmental Condition Notice” is defined in Section 12.3.

“affiliate” means any person which (a) controls either directly or indirectly a Party, or (b) is controlled directly or indirectly by such Party, or (c) is directly or indirectly controlled by a person which directly or indirectly controls such Party, for which purpose “control” shall mean the right to exercise fifty percent (50%) or more of the voting rights in the appointment of the directors or similar representation of a person, and for which purpose and for the purpose of other provisions of this Agreement “person” shall mean any individual, corporation, government, partnership, company, group, authority, association or other entity.

“Agreement” is defined in the preamble.

“Allocated Value” means (a) with respect to any Well, the amount allocated to Sellers’ interest in such Well as set forth on Exhibit B, and (b) with respect to any individual Lease, the amount allocated to Sellers’ interest in each Lease as set forth on Exhibit A.

“Applicable Taxes” means any Taxes imposed with respect to the Properties, in each case, if the non-payment of such Taxes could result in a lien or other Claim against any of the Properties or Buyer or its affiliates.

“Assignment” is defined in Section 15.3.1.

“Audit Firm” is defined in Section 22.14.2.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banks in Houston, Texas, are generally authorized or obligated, by law or executive order, to close.

“Buyer” is defined in the preamble.

“Buyer Group” means Buyer, its affiliates and their respective employees, officers, directors, agents and representatives.

“Casualty Loss” is defined in Section 18.1.

“Claim” means any loss, cost or expense (including reasonable attorneys’ fees, experts’ fees and court costs), damage, obligation, claim, liability or cause of action.

“Closing” is defined in Section 15.1.

“Closing Date” is defined in Section 15.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Co Net Acreage” means the gross number of surface acres subject to a Lease multiplied by (i) the undivided interest of the mineral lessor of such Lease and (ii) the undivided interest of Sellers in such Lease. For clarity, the Co Net Acreage under a Lease in which Sellers own an undivided 50%, which covers 1000 gross surface acres, received from a lessor who owns one-half of the minerals, is 250 (1000 x 0.50 x 0.50).

“Confidentiality Agreement” is defined in Section 22.4.

“Contracts” is defined in Section 2.1.3.

“Data” is defined in Section 7.2.

“Debt Instrument” means any indenture, mortgage, loan, credit, sale-leaseback or similar financial contract.

“Defect Notification Deadline” means 5:00 p.m., Houston, Texas time, on December 2, 2011.

“Defect Value” means, with respect to each Property that is agreed or determined to be subject to a Title Defect, the lesser of (a) the Allocated Value of the Property subject to such Title Defect and (b) the amount determined in accordance with Section 11.2.2 with respect to such Title Defect.

“Easements” is defined in Section 2.1.4.

“Effective Time” is defined in Section 2.1.

“Environmental Laws” means all applicable laws and regulations concerning or relating to the pollution or protection of the environment, including the Clean Air Act, the

Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substance Control Act, the Hazardous and Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Clean Water Act, the National Environmental Policy Act, the Endangered Species Act, the Fish and Wildlife Coordination Act, the National Historic Preservation Act and the Oil Pollution Act of 1990, as such laws may be amended from time to time and all regulations, orders, rulings, directives, requirements and ordinances promulgated thereunder.

“ERISA Liability” means any obligation, liability or Loss attributable to or arising out of (a) Sellers’ or their affiliates’ employment relationship with the employees of Sellers or their affiliates prior to Closing, (b) Sellers’ or their affiliates’ employee benefit plans applicable to such employees, and (c) Sellers’ or their affiliates responsibilities under the Employee Retirement Income Security Act of 1974, as amended, applicable to such employees.

“Excluded Assets” is defined in Section 2.2.

“Facilities” is defined in Section 2.1.2.

“Fee Interests” means any fee interest to the surface and in oil, gas and other Hydrocarbons or other minerals, including rights under grant deeds, mineral deeds, conveyances or assignments of any fee interest.

“Final Settlement Statement” is defined in Section 16.1.

“Financial Statements” is defined in Section 22.14.

“Franchise Tax Liability” means any tax (or interest, penalty or addition to tax) imposed by a state on Sellers’ or any of their affiliates’ net income, margin and/or capital for the privilege of engaging in business in that state (or for which Sellers or any of their affiliates are liable as transferees or successors, by contract or otherwise), and shall include, for the avoidance of doubt, the Texas franchise tax. For the avoidance of doubt, such taxes shall include any franchise tax (or interest, penalty or addition to tax) with respect to the Properties for any period or portion of a period ending on or before the Closing Date (determined on an interim closing of the books method), and for this purpose, the Tax period shall mean the accounting period upon which the Tax is based and not the privilege period for which the Tax is paid.

“GAAP” means United States generally accepted accounting principles.

“Good and Defensible Title” means such title that (a) (i) entitles Sellers to receive not less than the Net Revenue Interests set forth in Exhibit B in all Hydrocarbons produced from the Wells or units described in Exhibit B and (ii) obligates Sellers to bear not more than the Working Interests set forth in Exhibit B in the Wells or units described in Exhibit B (unless there is a corresponding increase in the Net Revenue Interest), (b) entitles Sellers to no less than the Co Net Mineral Acreage set forth in Exhibit A in the respective Leases set forth in Exhibit A, and (c) is free and clear of all liens and encumbrances, except for Permitted Encumbrances.

“H-S-R Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hedge Contract” shall mean any contract to which a Seller or any of its affiliates is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Hydrocarbons” means oil, gas, natural gas liquids, condensate and related hydrocarbons, carbon dioxide, sulfur and helium.

“Income Tax Liability” means any obligation, liability or Loss of Sellers or any of their affiliates (as a transferee or successor, by contract or otherwise) attributable to any federal, state, local or foreign income tax (including any interest, penalty or addition to tax) measured or imposed on the net income of Sellers or any of their affiliates. For the avoidance of doubt, Income Tax Liabilities shall include any income tax (or interest, penalty or addition to tax) with respect to the Properties for any period or portion of a period ending on or before the Closing Date (determined on an interim closing of the books method).

“Indemnified Party” is defined in Section 17.7.

“Indemnifying Party” is defined in Section 17.7.

“Inventory” is defined in Section 2.1.10.

“Lands” is defined in Section 2.1.1.

“Leases” is defined in Section 2.1.1.

“Liquidated Title Defect Payment” is defined in Section 11.3.3.

“Loss” means all damages, losses, liabilities, obligations, payments, amounts paid in settlement, fines, penalties, costs (including reasonable fees and expenses of attorneys, accountants and other professional advisors, as well as of expert witnesses, and other costs of investigation, preparation and litigation in connection with any pleading, claim, demand or other action) of any kind or nature whatsoever, whether known or unknown, contingent or vested, or matured or unmatured.

“LPI” is defined in the preamble.

“Material Adverse Effect” means an adverse effect (other than resulting from market conditions generally in the oil and gas industry) on the ownership or use of any of the Properties that would have or has a negative impact of at least thirty million dollars ($30,000,000) on the value of the Properties.

“Material Contracts” is defined in Section 5.5.

“Mayo Litigation” means the litigation identified as item #1 in Schedule 5.6.

“Minimal Defect” means (i) any individual Title Defect with a Defect Value of less than $75,000, or (ii) any individual Adverse Environmental Condition with a Remediation Value of less than $75,000. If an individual Title Defect affects more than one Property, for purposes of this definition, the Defect Value resulting from that individual Title Defect shall be the aggregate of the Defect Values for all the Properties resulting from that Title Defect.

“Motor Vehicles” is defined in Section 2.1.11.

“Net Revenue Interest” means an interest in and to all production of Hydrocarbons saved, produced and sold from any Well or unit described in Exhibit B after giving effect to all valid lessor’s royalties, overriding royalties, production payments, carried interests, liens and other encumbrances or charges against production therefrom.

“NORM” means naturally occurring radioactive material.

“Outside Date” means March 30, 2012.

“Party” and “Parties” is defined in the preamble.

“Permits” is defined in Section 2.1.6.

“Permitted Encumbrances” means:

(a) Royalties, overriding royalties, reversionary interests and similar burdens if the cumulative effect of the burdens does not operate to reduce Sellers’ Net Revenue Interest in a Well or unit described in Exhibits B below the Net Revenue Interest for such Well or unit set forth in Exhibit B or operate to increase Sellers’ Working Interest in a Well or unit described in Exhibit B to more than the Working Interest for such Well or unit set forth in Exhibit B (unless there is a corresponding increase in the Net Revenue Interest), or reduce Sellers’ Co Net Acreage in a Lease below what is set forth on Exhibit A for such Lease;

(b) Division orders and sales contracts terminable without penalty upon no more than sixty (60) days notice to the purchaser or as set forth on Schedule 5.5;

(c) Required third-party consents to assignment and similar agreements with respect to which (i) waivers or consents are obtained from the appropriate parties; (ii) required notices have been given for the transaction contemplated by this Agreement to the holders of those rights and the appropriate period for asserting such rights has expired without an exercise of such rights; or (iii) there is no provision expressly stating that an assignment in violation thereof (1) is void or voidable, (2) triggers the payment of specified liquidated damages, or (3) causes a termination of the Lease or other Property to be assigned, and the holder of such consent right has not made an affirmative objection to the assignment contemplated by this Agreement prior to the Defect Notification Deadline;

(d) Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, tax and other similar liens or charges arising in the ordinary course of business for obligations that (i) are not delinquent or (ii) if delinquent, that are being contested in good faith by appropriate action of which Buyer is notified in writing before Closing and for which Sellers indemnify Buyer subsequent to Closing;

(e) All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases, pipelines or gathering systems or interests therein if they are routinely obtained subsequent to the sale or conveyance;

(f) Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations that do not materially interfere with oil and gas operations to be conducted on any Well or Lease described in Exhibits A or B or the operation of any gathering system related thereto;

(g) All (i) Material Contracts listed on Schedule 5.5, (ii) other operating agreements, unit agreements, unit operating agreements, pooling agreements and pooling designations affecting the Properties that are contained in Sellers’ files or (iii) compulsory or commissioner’s pooling or unit designations; provided that the effect of any such documents will not reduce Sellers’ Net Revenue Interest with respect to oil and gas produced from any Well or unit described in Exhibit B below the Net Revenue Interest set forth in Exhibit B for such Well or unit, or increase Sellers’ Working Interest in any Well or unit described in Exhibit B to more than the Working Interest set forth in Exhibit B for such Well or unit (unless there is a corresponding increase in Sellers’ Net Revenue Interest), or reduce Sellers’ Co Net Acreage in a Lease below what is set forth on Exhibit A for such Lease;

(h) Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights;

(i) All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Properties in any manner, and all applicable laws, rules and orders of any governmental authority;

(j) The terms and conditions of the Leases, and of all agreements that are contained in Sellers’ files or that are recorded in the public records of the appropriate jurisdiction and which do not reduce Sellers’ Net Revenue Interest with respect to oil and gas produced from any Well or unit described in Exhibit B below the Net Revenue Interest set forth in Exhibit B for such Well or unit, or increase Sellers’ Working Interest in any Well or unit described in Exhibit B to more than the Working Interest set forth in Exhibit B for such Well or unit (unless there is a corresponding increase in Sellers’ Net Revenue Interest), or reduce Sellers’ Co Net Acreage in a Lease below what is set forth on Exhibit A for such Lease;

(k) Those matters identified on Schedules 5.6, 5.9, 5.10 and 5.12;

(l) Any Title Defect that constitutes a Minimal Defect; and

(m) Any Title Defect Buyer has expressly waived in writing or which are deemed to have become Permitted Encumbrances under Section 11.1.

“POGO” is defined in the preamble.

“Preliminary Purchase Price” is defined in Section 15.2.

“Property” and “Properties” is defined in the last sentence of Section 2.1.

“Purchase Price” is defined in Section 3.1.

“Records” is defined in Section 2.1.7.

“Remediation Value” is defined in Section 12.3.

“Scheduled Employees” is defined in Section 20.4.1.

“Sellers” is defined in the preamble.

“Seller Group” means Sellers, their respective affiliates and the respective employees, officers, directors, agents and representatives of Sellers and their affiliates.

“Sellers’ Knowledge” means those individuals identified on Schedule 1-2.

“Sellers’ Retained Liabilities” is defined in Section 17.1.

“Seller Tax Liabilities” means, without duplication, (i) Income Tax Liabilities, (ii) Franchise Tax Liabilities, and (iii) any other Tax liabilities with respect to or arising out of Sellers’ ownership or operation of the Properties or production therefrom (excluding, for the avoidance of doubt, income and franchise taxes) and attributable to any period (or portion of any Straddle Period) on or prior to the Effective Time (as determined in Section 14.1).

“Straddle Period” means any taxable period that begins before and ends after the Effective Time.

“Surface Leases” is defined in Section 2.1.8.

“Taxes” means all federal, state, local and other taxes and similar levies, fees, charges and assessments imposed by a governmental authority, including without limitation, income, gross receipts, sales, use, transfer, business and occupation, franchise, profits, license, lease, services, service use, duties, excise, severance, stamp, occupation, ad valorem, real and personal property, withholding, payroll, and value added taxes, and any taxes of any other taxpayer under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax laws), or as a transferee or successor, or by contract or otherwise, including any interest, penalties or additions to any tax with respect to any of the foregoing.

“Tax Deferred Exchange” is defined in Section 22.12.

“Tax Return” means any return, declaration, report, election, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Title Benefit” is defined in Section 11.5.

“Title Defect” is defined in Section 11.1.

“Title Defect Notice” is defined in Section 11.1.

“Title Defect Removal” is defined in Section 11.4.

“Uncured Title Defect” means any Title Defect, other than a Minimal Defect, neither removed pursuant to a Title Defect Removal, nor cured, not later than two (2) Business Days prior to Closing.

“Uncured Title Defects Value” means the aggregate Defect Value of all Uncured Title Defects minus the aggregate value of all Title Benefits.

“Unremedied Adverse Environmental Condition” means any Adverse Environmental Condition, other than a Minimal Defect, that Sellers have not elected to remediate under Section 12.4.3.

“Unremedied Adverse Environmental Conditions Value” means the aggregate Remediation Value of all Unremedied Adverse Environmental Conditions.

“Wells” is defined in Section 2.1.2.

“Working Interest” means, with respect to the Wells or units set forth in Exhibit B, an interest in and to the full and entire leasehold estate created under and by virtue of the Leases and all rights and obligations of every kind and character appurtenant thereto or arising therefrom, without regard to any valid royalty, overriding royalties, production payments, carried interests, liens, or other encumbrances or charges against production therefrom insofar as such interest in said leasehold or fee estate is burdened with the obligation to bear and pay costs of operations.

ARTICLE 2

SALE AND PURCHASE OF PROPERTIES; EXCLUDED ASSETS

2.1. Sale and Purchase of Properties. Subject to the terms and conditions herein set forth, Sellers agree to sell, assign, convey and deliver to Buyer, and Buyer agrees to purchase and acquire from Sellers at the Closing, but effective as of 7:00 A.M. local time where each of the Properties is located on November 1, 2011 (the “Effective Time”), all of Sellers’ right, title and interest in and to the following, other than the Excluded Assets:

2.1.1. The oil, gas, other Hydrocarbon and mineral leases, and the leasehold estates and subleases created thereby, described in Exhibit A (collectively, the “Leases”), and all of the lands covered by the Leases (“Lands”), whether the interests of Sellers in such properties is leasehold interests, licenses, concessions, working interests, farmout rights, overriding royalty or other non-working or carried interests, operating rights or other mineral rights of every nature (excluding any Fee Interests and lessor’s royalty), together with corresponding interests in and to all the property and rights incident thereto, including all rights in any pooled or unitized acreage by virtue of the Lands being a part thereof, all tenements and hereditaments belonging to the

Leases, pools and units, all production from the pool or unit allocated to any such Lands (excluding any Fee Interests and lessor’s royalty); and all interests in any wells within the pool or unit associated with the Lands (excluding any Fee Interests and lessor’s royalty), and whether or not such interests are incorrectly described or omitted from Exhibit A; and all reversionary interests, convertible interests, net profits interests and gas imbalance volumes owed to a Seller by a third party as of the Effective Time;

2.1.2. All producing, non-producing, shut-in and abandoned oil and gas wells, other Hydrocarbon wells, salt water disposal wells, injection wells, observation wells, co-op wells, well bores and water wells located on the Leases, or the Lands or lands pooled or unitized therewith, including the wells described in Exhibit B and the proration units associated therewith (“Wells”), but excluding any Fee Interests and lessor’s royalty therein, and all pipelines, flowlines, gathering lines, plants, processing systems, buildings, compressors, meters, tanks, machinery, tools, utility lines, personal property, equipment, fixtures, and improvements located on and appurtenant to the Leases or the Lands or elsewhere insofar as they are used or obtained in connection with the ownership, operation, maintenance or repair of the Leases or production of Hydrocarbons or relate to the production, treatment, sale, or disposal of Hydrocarbons or water produced from the Leases or the Lands or attributable thereto (the “Facilities”);

2.1.3. All farmout and farmin agreements, operating agreements, production sales and purchase contracts, saltwater disposal agreements, surface leases, division and transfer orders, and (to the extent transferable by Sellers without any expense to Sellers not advanced or reimbursed by Buyer or material restrictions under third party agreements) all other written contracts, contractual rights, interests and other written agreements covering or affecting any or all of the Leases, Lands, Wells or Facilities or the production, handling or transportation of oil, gas, other Hydrocarbon or other mineral substances attributable to the Properties (the “Contracts”);

2.1.4. All easements, rights-of-way, licenses, authorizations, permits, and similar surface and other rights and interests applicable to, or used or useful in connection with, any or all of the Leases, Lands, Wells or Facilities, including those easements or rights-of-way identified on Schedule 2.1.8 (the “Easements”);

2.1.5. All Hydrocarbons (or the proceeds from the sale of Hydrocarbons) produced after the Effective Time attributable to Sellers’ interest in the Leases, Lands, Wells, Facilities and Contracts;

2.1.6. To the extent assignable in undivided interests, the concurrent benefit of all environmental and other governmental (whether federal, state or local) permits, licenses, orders, authorizations, franchises and related instruments or rights relating to the ownership, operation or use of any gathering systems, the Leases, Lands, Wells or Facilities (the “Permits”);

2.1.7. To the extent transferable without material restriction or payment of a transfer or licensing fee under third party agreements not advanced or reimbursed by Buyer, a concurrent right to copies (the copying costs of which shall be borne by the Buyer) of all books, files, records, correspondence, studies, surveys, reports, geologic, proprietary geophysical and seismic data (including raw data and any interpretative data or information relating to such geologic, geophysical and seismic data) and other data in the actual possession or control of Sellers and relating to the operation of the Leases, Lands, Wells or Facilities, including all title records, customer lists, supplier lists, sales materials, promotional materials, operational records, technical records, production and processing records, division order and lease, land and right-of-way files, accounting files and contract files (the “Records”);

2.1.8. Those Surface Leases identified in Schedule 2.1.8 (the “Surface Leases”);

2.1.9. All buildings, trailers, offices, furniture, office equipment (whether owned or leased) and other personal property located on any property subject to any of the Surface Leases and listed on Schedule 2.1.9;

2.1.10. All inventory described in Schedule 2.1.10 (the “Inventory”); and

2.1.11. All motor vehicles and other rolling stock listed on Schedule 2.1.11 (the “Motor Vehicles”).

All of the real and personal properties, rights, titles, and interests described in Sections 2.1.1 through 2.1.11, other than the Excluded Assets and subject to the limitations and terms expressly set forth herein and in Exhibits A and B, are hereinafter collectively called the “Properties” or, individually, a “Property”.

2.2. Excluded Assets. Sellers specifically exclude from this transaction the following (the “Excluded Assets”):

2.2.1. All counterclaims, cross-claims, offsets or defenses and similar rights with respect to all Sellers’ Retained Liabilities;

2.2.2. All Hedge Contracts and Debt Instruments;

2.2.3. All rights and causes of action arising, occurring or existing in favor of any Seller to the extent attributable to the period prior to the Effective Time or arising out of the operation of or production from the Properties prior to the Effective Time (including, but not limited to, any and all contract rights, claims, receivables, revenues, recoupment rights, recovery rights, accounting adjustments, mispayments, erroneous payments or other claims of any nature in favor of any Seller and relating and accruing to the period prior to the Effective Time);

2.2.4. Any Seller’s general corporate records (even if referring to the Properties), income tax records and information entitled to legal privilege in favor of a Seller or any affiliate of a Seller;

2.2.5. Any refund of costs, Taxes or expenses borne by any Seller attributable to the period prior to the Effective Time, except to the extent Buyer has indemnified Seller for such costs, taxes or expenses, in which case such Seller shall promptly transfer such refund to Buyer to the extent attributable to the Properties;

2.2.6. All computer or communications software or intellectual property (including tapes, data and program documentation and all tangible manifestations and technical information relating thereto) owned, licensed or used by any Seller and which are not in sole service on the Properties, other than the Records, and all equipment identified on Schedule 2.2.6;

2.2.7. Any logo, service mark, copyright, trade name or trademark of or associated with any Seller or any affiliate of any Seller of any business of Seller or of any affiliate of any Seller;

2.2.8. Copies of all Records;

2.2.9. The personal property identified on Schedule 2.2.9;

2.2.10. All Fee Interests or lessor’s royalty owned by any Seller; and

2.2.11. All geologic, geophysical and seismic data that is proprietary to any of the Sellers; provided, however, each respective Seller shall grant Buyer a perpetual, non-exclusive, royalty-free, assignable license, at no additional charge, granting full rights of use and access to such data.

ARTICLE 3

PURCHASE PRICE

3.1. Purchase Price. The total purchase price for all of Sellers’ interest in the Properties shall be Six Hundred Million Dollars ($600,000,000) (the “Purchase Price”), subject to any applicable adjustments as hereinafter provided.

ARTICLE 4

ADJUSTMENTS TO PURCHASE PRICE

The Purchase Price shall be adjusted as follows:

4.1. Increases in Purchase Price. The Purchase Price shall be increased by an amount equal to the sum of the following amounts:

4.1.1. the amount of any costs and expenses (excluding Income Tax Liabilities or Franchise Tax Liabilities) actually paid or to be paid by Sellers and their affiliates related to owning, operating, producing and maintaining the Properties from and after the Effective Time, including any lease rental or capital expenditures;

4.1.2. The amount of all prepaid expenses, including ad valorem, property and similar Taxes and assessments based upon or measured by ownership, relating to the Properties, paid by Sellers and attributable to periods of time after the Effective Time;

4.1.3. the value of the following items, less any applicable severance taxes and royalties which are the obligation of Buyer: (a) all oil, gas and other Hydrocarbons in pipelines or in tanks above the pipeline sales connection, in each case at the Effective Time that is credited to the Properties, (b) all unsold inventory of gas plant products attributable to the Properties at the Effective Time, each such value to be the market or, if applicable, the contract price in effect as of the Effective Time, and (c) all gas imbalance volumes owed to a Seller by a third party as of the Effective Time as reflected on Schedule 5.10, multiplied by $3.50 per mmbtu;

4.1.4. the value of the Inventory as currently reflected in Sellers’ financial records; and

4.1.5. Any other amount provided for in this Agreement.

4.2. Decreases in Purchase Price. The Purchase Price shall be decreased by an amount equal to the sum of the following amounts:

4.2.1. The amount of all proceeds paid or to be paid to Sellers, including proceeds from the sale of production, net of all applicable Taxes and royalties actually paid or to be paid by Sellers (other than sales or similar Taxes reimbursed to Sellers by a third party purchaser), attributable to the Properties for periods of time after the Effective Time, but excluding any amount paid or due Sellers as operator for administrative or overhead charges under any COPAS provisions;

4.2.2. An amount equal to all ad valorem, property, and similar Taxes and assessments based upon or measured by ownership, relating to the Properties that are unpaid as of the Closing Date and attributable to periods of time prior to the Effective Time;

4.2.3. The amount, if any, relating to Title Defect Removals under Section 11.4;

4.2.4. The amount, if any, by which the Uncured Title Defects Value exceeds one and a half percent (1.5%) of the Purchase Price;

4.2.5. The amount, if any, by which the Unremedied Adverse Environmental Conditions Value exceeds one and a half percent (1.5%) of the Purchase Price;

4.2.6. All gas imbalance volumes owed by a Seller to a third party as of the Effective Time as reflected on Schedule 5.10, multiplied by $3.50 per mmbtu; and

4.2.7. Any other amount provided for in this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent and warrant to Buyer, jointly and severally, that each of the statements made in this Article 5 is true and correct as of the date of this Agreement and will be true and correct as of the Closing Date. To the extent any of Sellers’ representations or warranties relate to Properties which are not operated by a Seller, such representations and warranties are made solely to Sellers’ Knowledge notwithstanding anything contained in this Agreement to the contrary.

5.1. Organization. PXP and LPI are corporations validly existing and in good standing under the laws of the State of Delaware. POGO is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Each Seller is in good standing and duly qualified to do business in each other jurisdiction in which the conduct of its business or ownership or leasing of its properties makes such qualification or registration necessary.

5.2. Authority. Each Seller has full power to enter into and perform its obligations under this Agreement and has taken all proper corporate or limited liability company action to authorize entering into this Agreement and performing its obligations hereunder.

5.3. No Conflict. To Sellers’ Knowledge, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with the terms hereof will result in any default under any material agreement or instrument to which any Seller is a party (including its governing documents) or by which any of the Properties is bound, or violate any order, writ, injunction, decree, statute, rule or regulation applicable to any Seller or to any of the Properties, other than requirements to obtain those consents to assignment or waivers of preferential rights to purchase from third parties set forth in Schedule 5.3; provided that, Buyer’s sole remedy for Sellers’ failure to obtain any consent to assignment or waiver of preferential right to purchase shall be pursuant Article 11. There are no governmental consents required in connection with the consummation of the transactions contemplated hereby, other than approvals from governmental entities customarily obtained post-closing and consents required under the H-S-R Act.

5.4. Enforceability. This Agreement has been duly executed and delivered on behalf of each Seller and constitutes (and the Assignment, when executed and delivered at Closing, will constitute) the legal, valid and binding obligation of such Seller, enforceable in accordance with its terms, except as limited by bankruptcy or other similar laws applicable generally to creditors’ rights and as limited by general equitable principles.

5.5. Contracts. To Sellers’ Knowledge, Schedule 5.5 describes the following agreements to the extent such agreements have not terminated and impose obligations upon the Sellers with regard to any of the Properties: (a) area of mutual interests agreements (other than area of mutual provisions of customary joint operating agreements), purchase or sale agreements (other than with respect to production of Hydrocarbons and the disposition of field equipment in the ordinary course), partnership (other than tax partnerships), joint venture and/or exploration or development program agreements relating to Wells or Leases or otherwise included in the Properties, (b) the production sales, transportation, marketing and processing agreements relating to the Wells or Leases, other than such agreements which are terminable by Sellers without penalty on sixty (60) or fewer days’ notice and (c) contracts or agreements (other than contracts for utility services and authorizations for expenditures) burdening the Properties which could reasonably be expected to obligate Sellers to expend in excess of One Hundred Thousand Dollars ($100,000) in any calendar year ((a) – (c) collectively, the “Material Contracts”). Except as set forth on Schedule 5.6, no Seller has received written notice of its default under any of the Material Contracts, and to Sellers’ Knowledge the Leases or the Easements and the Material Contracts and the Leases are in full force and effect and have not been modified or amended in any material respect.

5.6. Litigation and Claims. Except as set forth on Schedule 5.6, no suit, action, demand, proceeding, lawsuit or other litigation is pending or, to Sellers’ Knowledge, threatened with respect to any Seller that relates to the Properties.

5.7. Finder’s Fees. No Seller has incurred any liability, contingent or otherwise, for brokers’ or finders’ fees with respect to this transaction for which Buyer shall have any responsibility whatsoever.

5.8. Sale Contracts. Except for (a) contracts governing the sale of Hydrocarbons in the ordinary course or (b) the disposition in the ordinary course of equipment no longer suitable for oil and gas field operations, there are no contracts or options outstanding for the sale, exchange or transfer of any Seller’s interest in the Properties or any portion thereof.

5.9. Notices. Except as set forth on Schedule 5.9 or Schedule 5.12, (a) Sellers’ operation of the Properties is not the subject of any pending regulatory compliance or enforcement actions and (b) no Seller has received written notice, which has not heretofore been complied with, of any violation of laws, rules or regulations (federal, state and local) issued with respect to the Properties.

5.10. Imbalances. Except as set forth on Schedule 5.10, as of the date or dates reflected thereon, there are no gas or other Hydrocarbon production, pipeline, transportation or processing imbalances existing with respect to the Properties.

5.11. Property Obligations. Except as set forth on Schedule 5.6, all rentals, royalties, shut-in royalties, overriding royalties and other payments due pursuant to or with respect to the Leases have been properly paid.

5.12. Property Operation. Except as set forth on Schedule 5.9 or Schedule 5.12, during the period in which Seller has operated the Properties, the Wells have been drilled, completed, operated, developed and produced in material compliance with all applicable judgments, orders, laws, rules and regulations (other than those relating to environmental or title matters, which are dealt with in Article 11 and Article 12) and all necessary certificates, consents, permits, licenses and other governmental authorizations (other than those relating to environmental or title matters, which are dealt with in Article 11 and Article 12) which are material to the ownership, use or operation of the Properties have been obtained and are in force.

5.13. Take-or-Pay. Except as set forth on Exhibits A and B, no Seller is obligated, under a take-or-pay or similar arrangement, or by virtue of an election to non-consent or not participate in a past or current operation on the Properties pursuant to the applicable operating agreement, to produce Hydrocarbons, or allow Hydrocarbons to be produced, without receiving full payments at the time of delivery in an amount that corresponds to the Net Revenue Interest in the Hydrocarbons attributable to any Well or unit described in Exhibit B. To Sellers’ Knowledge, Schedule 5.13 contains a complete and accurate list of the status of any “payout” balance, as of the Effective Time, for the Wells and Leases subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

5.14. Taxes. All Applicable Taxes that are due have been properly paid. All Tax Returns relating to the Properties have been timely filed and are true, correct and complete in all material respects. There are no liens as a result of any unpaid Taxes with respect to the Properties (other than Permitted Encumbrances). Except as otherwise described on Schedule

5.14, there is no claim pending against a Seller for any Applicable Taxes, and to Sellers’ Knowledge, no assessment, deficiency, or adjustment has been asserted, proposed, or threatened with respect to any Applicable Taxes or Tax Returns with respect to Applicable Taxes. No written claim has ever been made by an authority in a jurisdiction where a Seller does not file Tax Returns that it is or may be subject to taxation in that jurisdiction as a result of holding the Properties, and the Properties are not subject to Taxes in any jurisdiction in which a Seller has not filed Tax Returns. With respect to Applicable Taxes, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to a Seller or any waiver or agreement for any extension of time for the assessment or payment of any Applicable Tax. No request for any such waiver is pending. Except as may be provided in joint operating agreements to which a Seller is a party, no Seller is a party to or bound by any Applicable Tax allocation, sharing or indemnity agreements or arrangements. None of the Properties is “tax exempt use property” within the meaning of Section 168(h) of the Code or “tax exempt bond financed property” within the meaning of Section 168(g)(5) of the Code. With respect to Applicable Taxes, (1) no Seller has entered into any agreement or arrangement with any taxing authority that requires such Seller to take any action or to refrain from taking any action with respect to a refund, credit, carry forward or claim, and (2) no Seller is a party to any agreement with any taxing authority regarding a refund, credit, carry forward or claim that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement. Each Property required to be listed and described on the property tax rolls for the taxing units in which such Property is located has been so listed and described, and no portion of such Property constitutes omitted property for property tax purposes. None of the Properties constitutes an equity interest in any corporation, partnership, limited liability company, or any other entity, and none of the Properties is subject to tax partnership reporting requirements under applicable provisions of the Code.

5.15. Timely Receipt. To Sellers’ Knowledge, each Seller is timely receiving its share of proceeds from the sale of Hydrocarbons produced from the Properties without suspense, counterclaim or set-off. To Sellers’ Knowledge, there has been no production of Hydrocarbons from the Properties in excess of the allowable production established pursuant to applicable state or federal law or regulation that would result in any restriction on production from the Leases subsequent to the Effective Time.

5.16. Timely Payment. Each Seller has paid its share of all costs payable by it under the Leases operated by a Seller and the Material Contracts, except those being contested in good faith.

5.17. Outstanding Obligations. Except as otherwise described in Schedule 5.17, there are no outstanding authorizations for expenditures or other written commitments or proposals to conduct operations on the Properties which exceed $250,000 net to any Property.

5.18. Status of Sellers. No Seller is a “foreign person” (or an entity disregarded as separate from a “foreign person”) within the meaning of Code Section 1445.

5.19. No Encumbrances. As of the Closing there will be no liens, mortgages, security interests or other encumbrances encumbering the Properties securing any Debt Instrument of any Seller or affiliate thereof.

5.20. Condemnation. There is no actual or, to Sellers’ Knowledge, threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation.

5.21. Employee Matters. Sellers are not subject to any collective bargaining agreement or other contract with any labor union relating to the employees associated with the Properties. With respect to the employees of Sellers associated with the Properties (i) there are no (and there have not been during the two year period preceding the date hereof) any strikes or lockouts, (ii) to Sellers’ Knowledge, there is no (and there has not been during the two year period preceding the date hereof) any union organizing effort pending or threatened against Sellers, (iii) there is no (and there has not been during the two year period preceding the date hereof) any unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Sellers’ Knowledge, threatened against Sellers, and (iv) there is no (and there has not been during the two year period preceding the date hereof) any slowdown or work stoppage in effect or, to Sellers’ Knowledge, threatened.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that each of the statements made in this Article 6 are true and correct as of the date of this Agreement (except as provided in Section 6.5), and will be true and correct as of the Closing Date.

6.1. Organization. Buyer is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Buyer is in good standing and duly qualified to do business in each other jurisdiction in which the conduct of its business or ownership or leasing of its properties makes such qualification or registration necessary, and, as of Closing, will be qualified to do business and be in good standing under the laws of the States of Texas, Oklahoma and Kansas.

6.2. Authority. Buyer has full power to enter into and perform its obligations under this Agreement and has taken all proper limited liability action to authorize entering into this Agreement and performing its obligations hereunder.

6.3. No Conflicts. To Buyer’s knowledge, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with the terms hereof will result in any default under any material agreement or instrument to which Buyer is a party (including its governing documents), or violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer.

6.4. Enforceability. This Agreement has been duly executed and delivered on behalf of Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by bankruptcy or other similar laws applicable generally to creditor’s rights and as limited by general equitable principles.

6.5. Basis of Buyer’s Decision; Property Review. Buyer:

6.5.1. has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Properties contemplated hereby, and is able to bear the economic risk of such investment indefinitely;

6.5.2. as of the Closing Date, has (a) had the opportunity to meet with representative officers and other representatives of Sellers to discuss the Properties and (b) received all materials, documents and other information that Buyer deems necessary or advisable to evaluate the Properties;

6.5.3. as of the Closing Date, has made its own independent examination, investigation, analysis and evaluation of the Properties, including its own estimate of the value of the Properties; and

6.5.4. as of the Closing Date, has undertaken such due diligence pertaining to the Properties as Buyer deems adequate, including that described above.

6.6. Buyer’s Experience and Counsel. Buyer is an experienced and knowledgeable investor and operator in the oil and gas business. Prior to entering into this Agreement, Buyer was advised by and has relied solely on its own expertise and legal, tax, engineering, and other professional counsel concerning this Agreement, the Properties and the value thereof.

6.7. Closing Funds. Buyer has or will have at the Closing sufficient funds to enable the payment to Sellers by wire transfer of the Preliminary Purchase Price in accordance with Article 15 and otherwise to perform Buyer’s obligations under this Agreement.

6.8. No Further Distribution. Buyer is acquiring the Properties for its own account and not with a view to, or for offer of resale in connection with, a distribution thereof, within the meaning of the Securities Act of 1933, 15 U.S.C. § 77a et seq., and any other rules, regulations, and laws pertaining to the distribution of securities. Buyer has not sought or solicited, nor is Buyer participating with, investors, partners or other third parties in order to fund the Purchase Price and to close this transaction, and all funds used by Buyer in connection with this transaction are Buyer’s own funds.

6.9. Buyer’s Ability to Take Title. Buyer is unaware of any fact or circumstance which would preclude or inhibit unconditional approval of Sellers’ assignment of the Properties to Buyer by any governmental agency, including meeting existing or increased bonding requirements.

6.10. Buyer’s Ability to Operate. Buyer is unaware of any fact or circumstance which would preclude or inhibit Buyer’s qualification to operate any oil, gas and mineral leases and pipeline(s) previously operated by Sellers, including meeting existing or bonding or other security requirements of any lessee or governmental agency.

6.11. Finder’s Fees. Buyer has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees in respect to this transaction for which any Seller shall have any responsibility whatsoever.

ARTICLE 7

COVENANTS OF SELLERS

7.1. Conduct of Business Pending Closing. From the date hereof to the Closing Date, except as provided herein, or as required by any obligation, agreement, Lease, contract, or instrument referred to on any Exhibit or Schedule or as otherwise consented to in writing by Buyer, each Seller will:

7.1.1. Not (a) act in any manner with respect to the Properties other than in the normal, usual and customary manner, consistent with prior practice; (b) dispose of, encumber or relinquish any of the Properties (other than any relinquishment resulting from the expiration of any Lease or Material Contract in accordance with its terms); (c) waive, compromise or settle any right or claim with respect to any of the Properties; or (d) except with respect to those matters identified in Schedule 5.17, make capital or workover expenditures with respect to the Properties in excess of $500,000 (net to Sellers’ interest), except when required in order to earn or hold a Lease or in an emergency when there shall have been insufficient time to obtain advance consent (provided, that Sellers will promptly notify Buyer of any such expenditures);

7.1.2. Use commercially reasonable efforts to preserve relationships with all third parties having business dealings with respect to the Properties;

7.1.3. Cooperate with Buyer in the notification of all applicable governmental regulatory authorities of the transactions contemplated hereby and cooperate with Buyer in obtaining the issuance by each such authority of such permits, licenses and authorizations as may be necessary for Buyer to own the Properties and to operate any Property currently operated by any Seller (or an affiliate of a Seller) following the Closing;

7.1.4. Use commercially reasonable efforts when necessary in Buyer’s reasonable opinion, to seek appointment of Buyer as the successor operator to a Seller with respect to all Properties currently operated by such Seller;

7.1.5. Maintain all insurance with respect to the Properties currently in force and maintained by Sellers with the same coverages and limits as are in effect at the date hereof;

7.1.6. Use commercially reasonable efforts to obtain the consents or waivers listed on Schedule 5.3;

7.1.7. Perform and comply in all material respects with all covenants and conditions to be performed by Sellers contained in agreements relating to the Properties;

7.1.8. Pay all taxes and assessments with respect to the Properties that become due and payable by Sellers prior to the Closing Date; and

7.1.9. Comply in all material respects with all laws and regulations (i) that are applicable to Sellers’ ownership of the Properties and (ii) as to those Properties operated by a Seller, that are applicable to the operation of such Properties.

7.2. Access. Each Seller shall afford to Buyer and its authorized representatives reasonable access, at Buyer’s sole risk and expense, from the date hereof until the Closing Date during normal business hours, to (a) the Properties operated by such Seller (provided, however, that Buyer shall indemnify and hold harmless Seller from and against any and all Claims arising from Buyer’s inspection of the Properties (including Claims for personal injuries, property damage and reasonable attorneys’ and experts’ fees, AND SPECIFICALLY FOR CLAIMS ARISING OUT OF OR PARTIALLY OR FULLY CAUSED BY THE NEGLIGENCE OF ANY OF SELLER GROUP BUT EXCLUDING ANY CLAIMS TO THE EXTENT ATTRIBUTABLE TO THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY OF SELLER GROUP)), and (b) such Seller’s operating, land, accounting, contract, corporate and legal files, records, materials, data and information regarding the Properties (“Data”); provided, however, that Data shall not include (x) any legal materials the disclosure of which such Seller determines would jeopardize the assertion of a privilege in ongoing or anticipated litigation with third parties, or (y) information, the disclosure of which would violate any confidentiality agreement to which such Seller is bound.

7.3. H-S-R Act. Sellers shall file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the H-S-R Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Sellers shall consult with Buyer as to the appropriate time of filing such notifications and shall use their best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the H-S-R Act to terminate or expire at the earliest possible date after the date of filing.

7.4. Satisfaction of Conditions. Sellers will use commercially reasonable efforts to take all actions and to do all things necessary to consummate, make effective and comply with all of the terms of this Agreement (including satisfaction, but not waiver, of the Closing conditions for which they are responsible or otherwise in control).

ARTICLE 8

COVENANTS OF BUYER

8.1. H-S-R Act. Buyer shall file or cause to be filed with the Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the H-S-R Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Buyer shall consult with Sellers as to the appropriate time of filing such notifications and shall use its best efforts to make such filings at the agreed upon time, to respond promptly to any requests for additional information made by either of such agencies, and to cause the waiting periods under the H-S-R Act to terminate or expire at the earliest possible date after the date of filing.

8.2. Satisfaction of Conditions. Buyer will use commercially reasonable efforts to take all actions and to do all things necessary to consummate, make effective and comply with all of the terms of this Agreement (including satisfaction, but not waiver, of the Closing conditions for which it is responsible or otherwise in control).

ARTICLE 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

The obligations of Sellers to be performed at the Closing are subject to the fulfillment (or waiver by Sellers in their sole discretion), before or at the Closing, of each of the following conditions:

9.1. Representations and Warranties. The representations and warranties by Buyer set forth in Article 6 shall be true and correct in all material respects at and as of the Closing as though made at and as of the Closing.

9.2. Covenants. Buyer shall have performed and complied, in all material respects, with all covenants and agreements required to be performed and satisfied by it at or prior to Closing.

9.3. No Litigation. There shall be no suits, actions or other proceedings pending or threatened to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

9.4. H-S-R Act. The waiting period under the H-S-R Act applicable to the consummation of the sale of the Properties contemplated hereby shall have expired or been terminated.

ARTICLE 10

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER

The obligations of Buyer to be performed at the Closing are subject to the fulfillment (or waiver by Buyer in its sole discretion), before or at the Closing, of each of the following conditions:

10.1. Representations and Warranties. The representations and warranties of the Sellers set forth in Article 5 shall be true and correct at and as of the Closing as though made at and as of the Closing, except to the extent that any breaches or inaccuracies of such representations and warranties individually or in the aggregate would not have a Material Adverse Effect; provided, however, that in no event shall the existence of a Title Defect or an Adverse Environmental Condition be deemed to cause a representation or warranty to be untrue or incorrect.

10.2. Covenants. Sellers shall have performed and complied, in all material respects, with all covenants and agreements required to be performed and satisfied by them at or prior to Closing.

10.3. No Litigation. There shall be no suits, actions or other proceedings pending or threatened to restrain or prohibit the consummation of the transactions contemplated by this Agreement.

10.4. Release of Liens. All mortgages, deeds of trust and other liens of record burdening the Properties, if any (other than Permitted Encumbrances), securing Debt Instruments of Sellers or any of their respective affiliates shall be released at or before Closing.

10.5. H-S-R Act. The waiting period under the H-S-R Act applicable to the consummation of the sale of the Properties contemplated hereby shall have expired or been terminated.

ARTICLE 11

TITLE MATTERS

11.1. Title Defect Notice by Buyer. Buyer shall in good faith provide Sellers with written notice (a “Title Defect Notice”) at or before the Defect Notification Deadline of any fact that renders Sellers’ title to any Property less than Good and Defensible Title (a “Title Defect”); provided, however, Buyer agrees to use its good faith effort to notify Sellers of any Title Defect as promptly as possible after Buyer has discovered and made the decision to assert the same. Each Title Defect Notice shall include, in reasonable detail, a description of (a) the Property or Properties with respect to which the claimed Title Defect(s) relate, (b) the nature of such claimed Title Defect(s) and (c) Buyer’s calculation of the value of each claimed Title Defect(s) calculated in accordance with the guidelines set forth in Section 11.3. Any Title Defect that is not identified in a properly and timely delivered Title Defect Notice shall thereafter be forever waived and expressly assumed by Buyer and shall be deemed to have become a Permitted Encumbrance.

11.2. Determination of Title Defects and Defect Values.

11.2.1. On or before December 9, 2011, Sellers shall notify Buyer as to whether Sellers agree with the Title Defects claimed in any Title Defect Notice timely received by Sellers and/or the values proposed for such Title Defects therein. If Sellers do not agree with any such claimed Title Defect and/or any such proposed value, then the Parties shall promptly enter into good faith negotiations and shall attempt to agree on such matters. The value agreed to by the Parties with respect to a Title Defect shall be the Defect Value for such Title Defect.

11.2.2. If the Parties cannot reach agreement concerning either the existence of a Title Defect or a value therefor with respect to any Property prior to Closing, then, upon any Party’s written request, the Parties shall submit such dispute to a mutually acceptable attorney or other consultant experienced in title examination in the state in which such Property is located for prompt resolution; provided, however, that if at any time any consultant so chosen fails or refuses to perform hereunder, a new consultant shall be chosen by the Parties. The cost of any such consultant shall be borne 50% by Sellers and 50% by Buyer. For any such dispute resolution process, Sellers and Buyer shall present a written statement of their respective positions on the dispute to the consultant within three (3) Business Days after the consultant is selected, and the consultant shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within ten (10) Business Days of receipt of such statements. The determination by the consultant shall be conclusive and binding on the Parties and shall be enforceable against any Party in any court of competent jurisdiction, and the value determined by the consultant with respect to a Title Defect shall be the Defect Value for such Title Defect. With respect to all Properties for which either (i) no Title Defect has been asserted or (ii) the existence of a Title Defect and a Defect Value therefor has been agreed to by the Parties on or prior to the Closing Date, the Parties shall proceed with Closing on the Closing Date as set forth in Section 15.1, and any Properties as to which there is an outstanding dispute shall be removed from this Agreement until the disputed issues are resolved. In such case, the Preliminary Purchase Price to be paid at Closing shall be reduced by the Allocated Value of each such Property removed from this Agreement. With respect to any Property that is removed from this Agreement under this Section 11.2.2 as of the Closing Date, unless the Parties mutually agree in writing to the contrary, the closing with respect to such Properties shall be deferred until ten (10) days following resolution of the disputed issues but no later than the Outside Date. Upon such deferred closing, Sellers shall convey the affected Property to Buyer and Buyer shall pay to Seller the Allocated Value minus the Defect Value so resolved for such Property, subject to adjustments to take account of the matters used to adjust the Purchase Price as set forth in Article 4. From the Closing through the date of conveyance, Sellers shall continue to conduct their operations with respect to such Property pursuant to the provisions of Article 7 and any other applicable provisions of this Agreement.

11.2.3. With regard to (i) any Property as to which there exists a preferential right to purchase which has not been waived by the Closing Date or as to which the exercise period has not expired as of the Closing Date or (ii) any Property as to which a consent or approval is required for the conveyance by Sellers (other than a Permitted Encumbrance), and which consent or approval has not been obtained or waived (including by the passage of time) by the Closing Date, the closing as to that Property shall be deferred until no later than the Outside Date in order to allow Sellers further time to obtain such consents and approvals or waivers of preferential purchase rights (including, in all instances, by the passage of time), in which case the affected Property shall be removed from this Agreement until the applicable preferential purchase right is waived, or the required consent or approval is obtained (including, in all instances, by the passage of time). In such a case, the Purchase Price shall be reduced by the Allocated Value of such Property. If and when the preferential purchase rights are waived or consents and approvals obtained (subject to the automatic removal of such Properties under Section 11.4), Sellers shall convey the affected Property to Buyer and Buyer shall pay to Sellers the Allocated Value for such Property, subject to adjustment to take account of the matters used to adjust the Purchase Price as set forth in Article 4. From the Closing through the date of conveyance of each such affected Property, Sellers shall continue to conduct their operations with respect to such Property pursuant to the provisions of Article 7 and any other applicable provisions of this Agreement.

11.2.4. Should Exhibit A or B include any Fee Interest as to which Sellers have not executed a mineral lease, Sellers shall either (i) at or prior to Closing, execute a lease in favor of a Seller as lessee, or (ii) at Closing, execute a lease in favor of Buyer, in each case covering such Fee Interests, with a lessor’s royalty of 0.0%, on the standard lease form used by Sellers in leases between a Seller, as lessor, and an affiliate of Sellers, as lessee. The terms and conditions of such lease shall be subject to Buyer’s approval, not to be unreasonably withheld. If a Seller executes a lease in favor of a Seller affiliate, the lease shall be included as a Lease and substituted for the corresponding Fee Interest identified on Exhibits A or B and assigned to Buyer at Closing.

11.2.5. Sellers shall have the right, but not the obligation, to cure any fact agreed or determined to be a Title Defect.

11.3. Calculation of Defect Value.

11.3.1. If a Title Defect exists because Sellers own a lesser Net Revenue Interest in a Property than that shown for such Property on Exhibit B, then the Defect Value with respect to such Title Defect shall be the amount equal to the product of (a) the Allocated Value of such Property and (b) a fraction, the numerator of which is the Net Revenue Interest agreed or determined to be owned by Sellers and the denominator of which is the applicable Net Revenue Interest set forth on Exhibit B.

11.3.2. If a Title Defect involves a Lease and is in the nature of Sellers having leased less than the Co Net Acreage set forth on Exhibit A, then the Defect Value with respect to such Title Defect shall be the amount equal to the product of (a) the Allocated Value of such Lease and (b) a fraction, the numerator of which is the Co Net Acreage agreed or determined to be leased by Sellers and the denominator of which is the applicable Co Net Acreage set forth on Exhibit A.

11.3.3. If a Title Defect is a lien, encumbrance or other charge upon a Property which is liquidated in amount, but such Title Defect is not a Minimal Defect, then Sellers shall either (a) instruct Buyer to pay at Closing the sum necessary to be paid to the obligee to remove the Title Defect from such Property (the aggregate of all such amounts, the “Liquidated Title Defect Payment”) or (b) retain the obligation of such Title Defect and elect to challenge the validity thereof (or of any portion thereof), in which case Buyer shall extend reasonable cooperation to Sellers in such efforts at no risk or expense to Buyer.

11.3.4. If a Title Defect represents an obligation or burden upon a Property for which the economic detriment to Buyer is not liquidated but can be estimated with reasonable certainty, the Defect Value with respect to such Title Defect shall be the sum the Parties mutually agree upon in good faith as the present value of the adverse economic effect such Title Defect will have on such Property. If the Parties cannot reach an agreement as to such Defect Value, then such dispute shall be resolved in the manner set forth in Section 11.2.

11.4. Exclusion of Properties Subject to Title Defects. If a third party exercises an applicable preferential right of purchase with respect to any Property or a required consent to assign a Property is not obtained or waived by the Outside Date, the Purchase Price shall be reduced by the Allocated Value of such Property (to the extent such reduction has not already been made to the Purchase Price pursuant to Section 11.2.3) or, if the consent right or preferential right affects less than 100% of such Property by (i) in the case of a consent, a pro rata portion of the Allocated Value thereof calculated in accordance with Section 11.3 and (ii) in the case of a preferential right to purchase, the purchase price paid to Sellers by the party exercising the preferential right for the affected Property, and such Property (or portion thereof) shall be removed from this Agreement. The removal of a Property or portion thereof under this Section 11.4 is referred to as a “Title Defect Removal”.

11.5. Purchase Price Adjustment for Title Benefits. If it is agreed or determined that Sellers own a greater Net Revenue Interest in a Property than is set forth in Exhibit B or more Co Net Acreage in a Lease than is set forth in Exhibit A (a “Title Benefit”), the aggregate amount thereof will be taken as an offset to the Uncured Title Defects Value, if any; otherwise, no adjustment to the Purchase Price shall be made therefor.

ARTICLE 12

ENVIRONMENTAL MATTERS

12.1. Presence of Wastes, NORM, Hazardous Substances and Asbestos. BUYER ACKNOWLEDGES THAT THE PROPERTIES HAVE BEEN USED TO EXPLORE FOR, DEVELOP AND PRODUCE HYDROCARBONS, AND THAT SPILLS OF WASTES, CRUDE OIL, PRODUCED WATER, HAZARDOUS SUBSTANCES AND OTHER MATERIALS MAY HAVE OCCURRED THEREON. ADDITIONALLY, THE PROPERTIES, INCLUDING PRODUCTION EQUIPMENT, MAY CONTAIN ASBESTOS, HAZARDOUS SUBSTANCES OR NORM. NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF WELLS, MATERIALS AND EQUIPMENT AS SCALE OR IN OTHER FORMS, AND NORM-CONTAINING MATERIAL MAY HAVE BEEN BURIED OR OTHERWISE DISPOSED OF ON THE PROPERTIES. A HEALTH HAZARD MAY EXIST IN CONNECTION WITH THE PROPERTIES BY REASON THEREOF. SPECIAL PROCEDURES MAY BE REQUIRED FOR REMEDIATION, REMOVING, TRANSPORTING AND DISPOSING OF ASBESTOS, NORM, HAZARDOUS SUBSTANCES AND OTHER MATERIALS FROM A PROPERTY. With respect to the Properties acquired by Buyer hereunder, Buyer assumes all liability for the assessment, remediation, removal, transportation and disposal of these materials and associated activities in accordance with the applicable rules, regulations and requirements of governmental agencies, unless otherwise provided in this Article 12.

12.2. Environmental Assessment. Buyer shall have the opportunity to conduct, at its sole risk and expense, an environmental assessment of the Properties, including the right to use a shovel to reveal soil conditions up to six inches below the surface; provided, however, that Buyer shall not conduct any Phase II audits without Sellers’ prior written consent. Sellers will provide reasonable access for this purpose to Properties operated by Sellers; for any Property not operated by Sellers, Sellers will reasonably cooperate with Buyer in contacting the operators of any such non-operated Property directly to attempt to arrange for access for the purposes of environmental assessment. While performing any environmental assessment, Buyer or any of its representatives and agents must comply with Sellers’ environmental and safety rules and policies on Seller-operated Properties, and with the operator’s environmental and safety rules and policies on all other Properties. Prior to Closing, Buyer will not disclose any information obtained in its environmental assessment to third parties unless agreed to in writing by Sellers or unless such disclosure is expressly required by applicable law or regulation or is required pursuant to legal process of any court or governmental authority. Buyer will notify Sellers in advance of any such disclosure and will furnish Sellers copies of all materials to be disclosed prior to any disclosure thereof. As soon as possible after Buyer’s receipt thereof, Buyer shall forward to Sellers copies of all reports, data, analyses, test results, remediation costs estimates and recommended remediation procedure or other information concerning or derived from Buyer’s environmental assessment.

12.3. Notice of Adverse Environment Conditions. Buyer shall in good faith provide Sellers with written notice (an “Adverse Environmental Condition Notice”) at or before the Defect Notification Deadline of any claimed Adverse Environmental Condition; provided, however, Buyer agrees to use its good faith efforts to notify Sellers of any Adverse Environmental Condition as promptly as possible after Buyer has discovered and made the decision to assert the same. Each Adverse Environmental Condition Notice shall include, in reasonable detail, a description of (a) the Property or Properties with respect to which such Adverse Environmental Condition(s) is claimed, (b) the nature of such claimed Adverse Environmental Condition(s) and (c) Buyer’s proposed calculation of the cost to remediate such claimed Adverse Environmental Condition(s) (the “Remediation Value”). Any Adverse Environmental Condition that is not identified in a properly and timely delivered Adverse Environmental Condition Notice shall thereafter be forever waived and expressly assumed by Buyer.

12.4. Determination of Adverse Environmental Conditions and Remediation Values.

12.4.1. On or before December 9, 2011, Sellers shall notify Buyer as to whether Sellers agree with the Adverse Environmental Condition claimed in any Adverse Environmental Conditions Notice timely received by Sellers and/or the Remediation Value proposed to be required for remediation of such Adverse Environmental Condition. If Sellers do not agree with any such claimed Adverse Environmental Condition and/or any such proposed Remediation Value, then the Parties shall promptly enter into good faith negotiations and shall attempt to agree on such matters. The value agreed to by the Parties with respect to an Adverse Environmental Condition shall be the Remediation Value for such Adverse Environmental Condition.

12.4.2. If the Parties cannot reach agreement concerning either the existence of an Adverse Environmental Condition or a Remediation Value therefor with respect to any Property prior to Closing, then, upon any Party’s written request, the Parties shall submit such dispute to a mutually acceptable environmental consultant or other consultant experienced in oil and gas producing property environmental remediation in the state in which such Property is located for prompt resolution; provided, however, that if at any time any consultant so chosen fails or refuses to perform hereunder, a new consultant shall be chosen by the Parties. The cost of any such consultant shall be borne 50% by Sellers and 50% by Buyer. For any such dispute resolution process, Sellers and Buyer shall present a written statement of their respective positions on the dispute to the consultant within three (3) Business Days after the consultant is selected, and the consultant shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within ten (10) Business Days of receipt of such statements. The determination by the consultant shall be conclusive and binding on the Parties and shall be enforceable against any Party in any court of competent jurisdiction, and the value determined by the consultant with respect to an Adverse Environmental Condition shall be the Remediation Value for such Adverse Environmental Condition. With respect to all Properties for which either (i) no Adverse Environmental Condition has been asserted or (ii) the existence of an Adverse Environmental Condition and a Remediation Value therefor has been agreed to by the Parties on or prior to the Closing Date, the Parties shall proceed with Closing on the Closing Date as set forth in Section 15.1, and any Properties as to which there is an outstanding dispute shall be removed from this Agreement until the disputed issues are resolved. In such case, the Preliminary Purchase Price to be paid at Closing shall be reduced by the Allocated Value of each such Property removed from this Agreement. With respect to any Property that is removed from this Agreement under this Section 12.4.2 as of the Closing Date, unless the Parties mutually agree in writing to the contrary, the closing with respect to such

Properties shall be deferred until ten (10) days following resolution of the disputed issues but no later than the Outside Date. Upon such deferred closing, Sellers shall convey the affected Property to Buyer and Buyer shall pay to Seller the Allocated Value (subject to adjustment to take account of the matters used to adjust the Purchase Price as set forth in Article 4) minus the Remediation Value so resolved for such Property. From the Closing Date through the date of conveyance, Sellers shall continue to conduct their operations of such Property pursuant to the provisions of Article 7 and any other applicable provisions of this Agreement.

12.4.3. Sellers shall have the right, but not the obligation, to remediate any Adverse Environmental Condition affecting the Property at Sellers’ sole cost in accordance with applicable Environmental Laws. If Sellers elect to remediate an Adverse Environmental Condition, and such remediation cannot be accomplished prior to the Closing Date, Sellers may notify Buyer of Sellers’ intention to diligently pursue and complete such remediation and to exercise all reasonable efforts and diligence to complete remediation within ninety (90) days of the Closing Date. In such event, the affected Property shall be withheld from the Closing on the Closing Date and the Allocated Value associated therewith shall be withheld from the Preliminary Purchase Price otherwise payable by Buyer. On the date the final settlement of the Purchase Price adjustments is completed pursuant to Section 16.3, Buyer will accept, pay for in accordance with this Agreement and receive an assignment of any such Properties as to which Sellers have remediated to Buyer’s reasonable satisfaction any Adverse Environmental Condition asserted prior to Defect Notification Deadline. As to any Properties still then subject to Adverse Environmental Conditions, Buyer, at its sole option may (a) offer Sellers an extension of the remediation period on such terms and conditions as Buyer may, in its sole discretion, elect to impose and Sellers may accept or reject such extension; or (b) waive the unremediated Adverse Environmental Condition(s) and accept, pay for in accordance with this Agreement and receive an assignment of the affected Properties subject to such unremediated Adverse Environmental Condition(s). If Sellers are unable to successfully remediate an Adverse Environmental Condition during the post-Closing remediation period (or any extension of such period granted hereunder) and the Parties are unable to reach agreement concerning the Remediation Value therefor, such unremediated Adverse Environmental Condition shall be subject to the dispute resolution provisions and procedures set forth in Section 12.4.2; provided, however, that if necessary for the consultant to complete its determination, the closing with respect to such Properties shall be deferred beyond the Outside Date until the date that is ten (10) days after the consultant has made a determination of the disputed issues with respect thereto. Upon any such deferred closing, Sellers shall convey the affected Property to Buyer and Buyer shall pay to Seller the Allocated Value (subject to adjustment to take account of the matters used to adjust the Purchase Price as set forth in Article 4) minus the Remediation Value so resolved for such Property. During the post-Closing remediation period specified above (as the same may be extended) and through the date the affected Properties are purchased and sold hereunder, with respect to any such Properties subject to Adverse Environmental Conditions that Sellers are attempting to cure, a Seller shall remain the record owner thereof and shall continue to conduct their operations thereof or with respect thereto pursuant to the provisions of Article 7 and any other applicable provisions of this Agreement.

ARTICLE 13

SUSPENSE FUNDS HELD BY SELLERS

13.1. Suspended Funds. Within ninety (90) days after the Closing, Sellers shall provide to Buyer a listing showing all proceeds from production attributable to the Properties that are currently held in suspense by Sellers and shall transfer to Buyer all such suspended funds existing as of the Effective Time (with the balance of such proceeds to be paid over or otherwise accounted for pursuant to the Final Settlement Statement contemplated by Section 16.1). After such transfer, Buyer shall be responsible for proper distribution of all such suspended funds to the parties lawfully entitled to them, and hereby agrees to indemnify, defend, and hold harmless Sellers from and against any and all Losses arising out of or relating to Buyer’s retention or distribution of such suspended funds to the extent of the funds so transferred.

ARTICLE 14

TAX MATTERS

14.1. Allocation of Taxes. Ad valorem, property, severance and similar Taxes and assessments based upon or measured by the ownership of the Properties or the production therefrom, as well as sales, use, transfer and similar Taxes arising from the ownership or operation of the Properties (but excluding, for the avoidance of doubt, income and franchise taxes), shall be divided or prorated between Sellers and Buyer as of the Effective Time and determined, in any Straddle Period, as if the taxable period ended as of the Effective Time. Sellers shall retain responsibility for such Taxes attributable to the period of time prior to the Effective Time and Buyer shall assume responsibility for such Taxes attributable to the period of time from and after the Effective Time. In the case of Taxes that are imposed on a periodic basis with respect to the Properties, the amount of such Taxes prior to the Effective Time shall deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending as of the Effective Time and the denominator of which is the number of calendar days in the Straddle Period.

14.2. Allocation of Purchase Price for Tax Purposes. On or prior to Closing, Sellers and Buyer will use commercially reasonable efforts to agree to a Tax allocation on Internal Revenue Service Form 8594 and any similar form that may be required. If Sellers and Buyer agree to such a Tax allocation, Sellers and Buyer agree that neither they nor their affiliates will take positions inconsistent with such agreed Tax allocation in notices to government authorities, in audit or other proceedings with respect to Taxes.

14.3. Filing of Tax Returns; Payment of Taxes. Sellers shall prepare or cause to be prepared all Tax Returns with respect to Applicable Taxes or that could affect a tax liability of Buyer or its direct or indirect owners, if such Tax Return is required to be filed on or before the Closing Date. Sellers will cause such Tax Returns to be timely filed consistently with past practice except as otherwise required by applicable law and will provide a copy to Buyer. Sellers shall not file any material Tax election with respect to the Properties without Buyer’s consent. Buyer shall prepare or cause to be prepared all Tax Returns with respect to Taxes associated with the Properties (other than income and franchise Taxes) that are required to be filed after the Closing Date for all taxable periods ending prior to the Effective Time and all Straddle Periods. Buyer will cause such Tax Returns to be timely filed consistently with past practice except as otherwise required by applicable law and will provide a copy to Sellers.

14.4. Cooperation on Tax Returns and Tax Proceedings. Buyer, on the one hand, and each Seller, on the other hand, shall cooperate to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the Properties. Sellers shall provide prompt notice to Buyer of any such audit, litigation or other proceeding.

ARTICLE 15

CLOSING

15.1. The Closing. The closing of the purchase and sale of the Properties pursuant to this Agreement (“Closing”) shall be held in Houston, Texas at the Sellers’ offices at 700 Milam, Suite 3100, Houston, Texas 77002 on December 15, 2011, or such earlier date mutually agreed by the Parties (the “Closing Date”).

15.2. Closing Statement. Sellers shall provide Buyer with a closing statement reflecting its good faith estimation of the Purchase Price, as adjusted pursuant to Article 4, (the “Preliminary Purchase Price”) at least three (3) Business Days prior to the Closing.

15.3. Closing Deliveries. At Closing the following events shall occur, each event under the control of one Party hereto being a condition precedent to the events under the control of the other Party, and each event being deemed to have occurred simultaneously with the other events:

15.3.1. Sellers shall execute and deliver to Buyer, and Buyer shall execute and receive, one or more instruments of assignment, in substantially the form of the Bill of Sale, Assignment and Assumption Agreement set forth as Exhibit C (“Assignment”);

15.3.2. Each Seller (or if a Seller is an entity disregarded as separate from its owner, then such owner) shall provide to Buyer a certificate of non-foreign status that complies with Section 1445 of the Code, in substantially the form set forth as Exhibit D;

15.3.3. Buyer and Sellers shall execute a Transition Services Agreement, in substantially the form set forth as Exhibit E.

15.3.4. Buyer shall deliver via wire transfer to an account specified by Sellers, in immediately available funds, the Preliminary Purchase Price, less the Liquidated Title Defect Payment, if applicable;

15.3.5. Buyer shall deliver via wire transfer to account(s) specified by the applicable payee(s) the Liquidated Title Defect Payment;

15.3.6. Each Party shall execute, acknowledge and deliver, mutually acceptable letters-in-lieu of transfer orders or division orders directing all purchasers of production from the Properties to make payment of proceeds attributable to such production occurring on or after the Effective Time to Buyer;

15.3.7. As to those Properties operated by a Seller or an affiliate of a Seller, such Seller (or affiliate) and Buyer shall execute all appropriate state or local forms required to be executed to effect an assignment of operations and the administrative change of operator of such Properties from such Seller or affiliate to Buyer;

15.3.8. Sellers and the Buyer, as applicable, shall execute such other assignments, bills of sale or other evidences of transfer of title, as may be reasonably necessary to effect the transfer and sale to Buyer of any of the Properties not conveyed by the Assignment; and

15.3.9. Each Seller, as applicable, shall execute and deliver to Buyer any governmental transfer form required by the governmental agency with jurisdiction over the Wells.

15.3.10. Each Seller and Buyer shall execute and deliver a certificate duly executed by an authorized corporate officer of each Seller and Buyer, dated as of Closing, substantially in the form of Exhibits F-1 and F-2.

ARTICLE 16

POST-CLOSING ADJUSTMENTS

16.1. Final Settlement Statement. After the Closing Date, Sellers shall prepare, in accordance with this Agreement and with GAAP, a statement (“Final Settlement Statement”), a copy of which shall be delivered by Sellers to Buyer no later than one hundred and twenty (120) days after the Closing Date, setting forth each adjustment to the Purchase Price in accordance with Article 4 and showing the calculation of such adjustments in accordance with GAAP and Article 4. Buyer shall have sixty (60) days after receipt of the Final Settlement Statement to review such statement and to provide written notice to Sellers of Buyer’s objection to any item on the statement. Buyer’s notice shall clearly identify the item(s) objected to and the reasons and support for the objection(s). If Buyer does not provide written objection(s) within the 60-day period, the Final Settlement Statement shall be deemed correct and shall not be subject to further adjustment. If Buyer provides written objection(s) within the 60-day period, the Final Settlement Statement shall be deemed correct with respect to the items not objected to and Buyer and Sellers shall meet to negotiate and resolve the objections within fifteen (15) days of Sellers’ receipt of Buyer’s objections. If the Parties agree on all objections the adjusted Final Settlement Statement shall be deemed correct and shall not be subject to further adjustment. Any items not agreed to at the end of the 15-day period may, upon any Party’s written request, be resolved by arbitration in accordance with Section 16.2.

16.2. Arbitration. If the Parties cannot agree upon the Final Settlement Statement, the dispute shall be promptly submitted to a mutually agreeable third-party accountant, which shall act as an arbitrator and promptly decide all points of disagreement with respect to the Final Settlement Statement. The decision of such arbitrator on all such points shall be final and binding upon the Parties and shall be enforceable against any Party in any court of competent jurisdiction. The costs and expenses of the arbitrator shall be borne 50% by Sellers and 50% by Buyer.

16.3. Payment of Final Purchase Price. If the Purchase Price shown on the Final Settlement Statement is more than the Preliminary Purchase Price, Buyer shall pay such difference to Sellers in immediately available funds within five (5) Business Days after the Final Settlement Statement has been agreed by the Parties or decided by the arbitrator, as applicable. If the Purchase Price shown on the Final Settlement Statement is less than the Preliminary Purchase Price, Sellers shall pay such difference to Buyer in immediately available funds within five (5) Business Days after the Final Settlement Statement has been agreed by the Parties or decided by the arbitrator, as applicable.

ARTICLE 17

ALLOCATION OF RISK

17.1. Sellers’ Indemnity. After Closing, Sellers shall jointly and severally indemnify, defend and hold harmless Buyer Group from and against any and all Loss suffered by Buyer Group arising from or relating to:

17.1.1. any breach of (a) any obligation expressly undertaken by Sellers in this Agreement which by its terms is required to be performed after the Closing; and (b) any of the representations and warranties of any Seller in this Agreement, with respect to which breach Buyer has delivered written notice thereof to Sellers within the applicable period described in Section 17.2; provided, however, with respect to Sellers’ indemnification obligations under clause (b) of this Section 17.1.1, except with respect to Taxes, (i) Sellers shall have no obligation to indemnify Buyer Group with respect to any individual Loss of less than $100,000; (ii) Sellers shall have no obligation to indemnify Buyer Group unless and until the amount of aggregate Losses for which indemnification is required exceeds 1.5% of the Purchase Price and then Sellers shall be obligated to indemnify Buyer Group only to the extent of the amount by which such aggregate Loss exceeds 1.5% of the Purchase Price; and (iii) Sellers’ aggregate indemnification liability shall be limited to an amount equal to fifty percent (50%) the Purchase Price; provided, further, the preceding clauses (i), (ii) and (iii) shall not apply to any indemnification obligation of Sellers for (A) any breach of any of the representations or warranties contained in Section 5.14 or Section 5.18 or (B) for any breach of a representation or warranty that is also subject to indemnification by Sellers pursuant to another provision of this Section 17.1;

17.1.2. any Losses in excess of an aggregate amount of $150,000, but only to the extent of the portion of such Losses that exceeds $150,000, related to (a) the proper payment or accounting for royalties or other lease burdens related to production from the Properties prior to the Effective Time, (b) any personal injuries (including death) or property damage claims arising out of the ownership or operation of the Properties prior to the Effective Time, and (c) disputes between Sellers and any co-working interest owners in the Properties related to the proper accounting and billing among the co-owners of costs, expenses and revenues by Sellers and the proper payment by Sellers of Joint Interest Billing Accounts, in all cases attributable to Sellers’ operation of any of the Properties prior to the Effective Time;

17.1.3. the offsite disposal during Sellers’ ownership of the Properties prior to the Closing of hazardous materials arising from the operation or use of the Properties;

17.1.4. any Hedge Contracts relating to the Properties;

17.1.5. any Debt Instruments of any Seller or any affiliate relating to the Properties;

17.1.6. the ownership, operation or use of any Excluded Assets;

17.1.7. all ERISA Liability and all other obligations and liabilities relating to any of the Sellers’ employees during their period of employment with any of the Sellers;

17.1.8. the Mayo Litigation and any other suit, action, proceeding, lawsuit or other litigation not listed on Schedule 5.6 that is pending against any Seller as of the Effective Time relating to the Properties and to the extent attributable to the ownership or operation of the Properties prior to the Effective Time; and

17.1.9. all Seller Tax Liabilities (without duplication of Taxes for which the Parties made an adjustment to the Purchase Price).

The matters for which Sellers have the obligation to indemnify and hold harmless under this Section 17.1, to the extent of such obligation, are referred to herein as “Sellers’ Retained Liabilities.”

17.2. Survival of Sellers’ Representations and Warranties; Buyer’s Sole and Exclusive Remedy. Notwithstanding anything to the contrary contained herein, the representations and warranties made by Sellers in this Agreement shall survive Closing for fifteen (15) months and shall be actionable during such period (but not thereafter, excluding Claims made in good faith prior to the end of such period) in accordance with Section 17.1; provided however, that the representations and warranties in Sections 5.14 and 5.18 shall survive Closing until thirty (30) days after the expiration of the applicable statute of limitations. The sole and exclusive remedy of each of the Buyer Group with respect to the purchase and sale of the Properties shall be pursuant to the express indemnification provisions of this Article 17. Any and all (i) claims relating to the representations, warranties, covenants and agreements of Sellers contained in this Agreement, (ii) other claims by Buyer pursuant to or in connection with this Agreement or (iii) other claims by Buyer relating to the Properties and the purchase and sale thereof shall be subject to the provisions set forth in this Article 17. Except for claims made pursuant to the express indemnification provisions of this Article 17, Buyer on behalf of each of the Buyer Group shall be deemed to have waived, to the fullest extent permitted under applicable law, any right of contribution against each Seller or any their respective affiliates and any and all rights, claims and causes of action it may have against each Seller or any of their respective affiliates, arising under or based on any federal, state or local statute, law, ordinance, rule or regulation or common law or otherwise

17.3. Buyer’s Indemnity. Except to the extent of Sellers’ Retained Liabilities, after Closing, Buyer shall indemnify, defend and hold harmless Seller Group from and against any and all Loss suffered by Seller Group relating to (a) the breach of any of the representations and warranties of Buyer in this Agreement, or (b) the ownership or operation of the Properties, whenever arising, whether before or after the Effective Time, including (i) accidents or injuries associated with the Wells, the Facilities, the casings, and all other leasehold equipment in and on the Wells, gathering lines, pipelines, tanks and all other personal property and fixtures used on or in connection with the Properties and (ii) all Adverse Environmental Conditions, including any such conditions arising out of or relating to any discharge, release, production, storage, treatment or any activities on or in Properties, or the migration or transportation from any other lands to the Properties (specifically excluding transportation and disposal from the Properties to offsite locations prior to Closing), whether before or after the Effective Time, of materials or substances that are at present, or become in the future, subject to regulation under federal, state or local laws or regulations, whether such laws or regulations now exist or are hereafter enacted INCLUDING ANY LOSS ARISING IN WHOLE OR IN PART FROM THE SOLE OR CONCURRENT NEGLIGENCE OR STRICT LIABILITY OF ANY MEMBER OF SELLER GROUP. BUYER HEREBY RELEASES SELLER GROUP FROM AND AGAINST ANY AND ALL CLAIMS FOR CONTRIBUTION UNDER CERCLA AND/OR ANY OTHER PRESENT OR FUTURE ENVIRONMENTAL LAW.

17.4. Assumption by Buyer. Except to the extent of Sellers’ Retained Liabilities, effective at Closing, Buyer hereby assumes and agrees to fully and timely pay, perform, and discharge in accordance with their terms, all duties, liabilities and obligations arising out of or otherwise related to the Properties acquired by Buyer at Closing, whether vested, absolute or contingent, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, and whether contractual, statutory or otherwise.

17.5. Limitations of Sellers’ Warranties. Notwithstanding anything in this Agreement to the contrary, the Properties are being sold by Sellers to Buyer without recourse, covenant, or warranty of any kind, express, implied, or statutory, except (i) to the extent of Sellers’ Retained Liabilities and (ii) that Sellers will warrant title to the Co Net Acreage in the Leases as set forth in Exhibit A and the Net Revenue Interests and Working Interests in the Wells as set forth in Exhibit B, subject to the Permitted Encumbrances, against every person whomsoever lawfully claiming or to claim the same or any part thereof by, through, or under Sellers, but not otherwise. WITHOUT LIMITATION OF THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, SELLERS CONVEY THE PROPERTIES AS-IS, WHERE-IS AND WITH ALL FAULTS AND EXPRESSLY DISCLAIM AND NEGATE ANY IMPLIED OR EXPRESS WARRANTY OF (A) MERCHANTABILITY, (B) FITNESS FOR A PARTICULAR PURPOSE, (C) CONFORMITY TO MODELS OR SAMPLES OF MATERIALS AND (D) FREEDOM FROM REDHIBITORY VICES OR DEFECTS. SELLERS ALSO EXPRESSLY DISCLAIM AND NEGATE ANY IMPLIED OR EXPRESS WARRANTY AT COMMON LAW, BY STATUTE OR OTHERWISE RELATING TO THE ACCURACY OF ANY OF THE INFORMATION FURNISHED WITH RESPECT TO THE EXISTENCE OR EXTENT OF RESERVES OR THE VALUE OF THE PROPERTIES BASED THEREON OR THE CONDITION OR STATE OF REPAIR OF ANY OF THE PROPERTIES; THIS DISCLAIMER AND DENIAL OF WARRANTY ALSO EXTENDS TO THE EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE PRICES BUYER AND SELLERS ARE OR WILL BE ENTITLED TO RECEIVE FROM PRODUCTION OF HYDROCARBONS FROM THE PROPERTIES, IT BEING UNDERSTOOD THAT ALL RESERVE, PRICE AND VALUE ESTIMATES UPON WHICH BUYER HAS RELIED OR IS RELYING HAVE BEEN DERIVED BY THE INDIVIDUAL EVALUATION OF BUYER.

BUYER HEREBY WAIVES ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, WITH RESPECT TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF THE INFORMATION, REPORTS, PROJECTIONS, MATERIALS, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE PROPERTIES OR THIS AGREEMENT (INCLUDING ANY DESCRIPTION OF THE PROPERTIES, WORKING INTERESTS OR NET REVENUE INTERESTS, QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY), PRODUCTION RATES, RECOMPLETION OPPORTUNITIES, DECLINE RATES, PRICING ASSUMPTIONS, ABILITY OR POTENTIAL FOR PRODUCTION OF HYDROCARBONS FROM THE LEASES, ENVIRONMENTAL CONDITION OF THE PROPERTIES, OR ANY OTHER MATTERS CONTAINED IN ANY OTHER MATERIAL FURNISHED OR MADE AVAILABLE TO BUYER BY SELLERS OR BY SELLERS’ AGENTS OR REPRESENTATIVES). ANY AND ALL SUCH INFORMATION, REPORTS, PROJECTIONS, MATERIALS, RECORDS, AND DATA NOW, HERETOFORE OR HEREAFTER FURNISHED BY SELLERS IS PROVIDED AS A CONVENIENCE ONLY AND ANY RELIANCE ON OR USE OF SAME IS AT BUYER’S SOLE RISK. THERE ARE NO WARRANTIES THAT EXTEND BEYOND THE FACE OF THIS AGREEMENT. BUYER ACKNOWLEDGES THAT THIS WAIVER IS CONSPICUOUS.

17.6. Gas Balancing. The Parties recognize that as of the Effective Time there are over and under imbalances with respect to gas production or processing attributable to the Properties and hereby agree that the Properties acquired by Buyer at Closing will be conveyed at Closing specifically subject to such imbalances, with Buyer bearing and assuming all obligations with respect to any overproduction account or liability associated with the Properties and receiving the benefit of and being credited with any underproduction account or credit existing as of the Effective Time with respect to the Properties. From and after the Closing, Buyer shall defend, save harmless and indemnify Seller Group from all Claims or Losses arising from such overproduction accounts and liabilities.

17.7. Notice of Claims. If a Claim is asserted against a Party for which the other Party may have an obligation of indemnity and defense (whether under this Article 17 or any other provision of this Agreement), the Party seeking indemnification (“Indemnified Party”) shall give the Party from which the Indemnified Party seeks indemnification (“Indemnifying Party”) prompt written notice of the claim, setting forth the particulars associated with the claim (including a copy of the written claim, if any) as then known by the Indemnified Party (“Claim Notice”).

17.8. Defense of Claims. Within thirty (30) days after the Indemnifying Party receives a Claim Notice, the Indemnifying Party shall notify the Indemnified Party whether or not the Indemnifying Party will assume responsibility for defense and payment of the Claim. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, pleading or other answer that it deems necessary or appropriate to protect its interests, or those of the Indemnifying Party, and that is not prejudicial to the Indemnifying Party. If the Indemnifying Party elects not to assume responsibility for defense and payment of the Claim, the Indemnified Party may defend against, or enter into any settlement with respect to, the Claim as it deems appropriate without relieving the Indemnifying Party of any indemnification obligations the Indemnifying Party may have with respect to such Claim. The Indemnifying Party’s failure to respond in writing to a Claim Notice within the 30-day period shall be deemed an election by the Indemnifying Party not to assume responsibility for defense and payment of the Claim. If the Indemnifying Party elects to assume responsibility for defense and payment of the Claim: (a) the Indemnifying Party shall defend the Indemnified Party against the Claim with counsel of the Indemnifying Party’s choice and (reasonably acceptable to the Indemnified Party, which shall cooperate with the Indemnifying Party in all reasonable respects in such defense), (b) the Indemnifying Party shall pay any judgment entered or settlement with respect to such Claim, (c) the Indemnifying Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim that (i) does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect to the Claim or (ii) contains terms that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity), and (d) the Indemnified Party shall not consent to entry of any judgment or enter into any settlement with respect to the Claim without the Indemnifying Party’s prior written consent. In all instances the Indemnified Party may employ separate counsel and participate in defense of a Claim, but the Indemnified Party shall bear all fees and expenses of counsel employed by the Indemnified Party.

17.9. Consequential Damages, etc. None of the Buyer Group nor the Seller Group shall be entitled to recover from a Seller or Buyer, respectively, for any Loss arising under this Agreement or in connection with or with respect to the transactions contemplated in this Agreement, any amount in excess of the actual compensatory Loss, court costs and reasonable attorney fees, suffered by such party (provided that amounts in excess of the actual compensatory Loss, court costs and reasonable attorney fees suffered and recovered by third parties against a party entitled to indemnity pursuant to this Article 17 shall be included in any Loss recoverable or allocated hereunder to such indemnity). Buyer on behalf of each of the Buyer Group and each Seller on behalf of their respective Seller Group waives any right to recover any consequential, incidental, special, treble, exemplary or punitive Loss arising in connection with or with respect to the transactions contemplated in this Agreement (provided that any consequential, incidental, special, treble, exemplary or punitive Loss suffered and recovered by third parties against a party entitled to indemnity pursuant to this Article 17 shall be included in any Loss recoverable or allocated hereunder to such indemnity).

ARTICLE 18

RISK OF LOSS

18.1. Casualty Loss. If, after the date hereof and prior to the Closing any substantial portion of the Properties shall be substantially damaged or destroyed by fire or other casualty, or if any substantial portion of the Properties shall be taken by condemnation or the exercise of eminent domain (in either case, a “Casualty Loss”), Buyer shall be entitled to any applicable insurance proceeds or condemnation awards or, to the extent such loss is not covered by insurance or a condemnation award, an adjustment to the Purchase Price based upon the Allocated Value of the Property destroyed or harmed; provided, however, that if prior to Closing a Casualty Loss occurs of more than ten percent (10%) of the Purchase Price (after taking into account insurance and indemnity proceeds), any Party shall have the right to terminate this Agreement by delivery of written notice to the other Parties.

18.2. Sellers’ and Buyer’s Risk of Loss. Except as specifically provided in Section 18.1 with respect to any Casualty Loss, Buyer shall assume all risk of loss with respect to any change in condition of the Properties from the Effective Time and no Seller shall have any liability, as operator of the Properties or otherwise, for losses or damages sustained with respect to the condition of the Properties or their ability to produce Hydrocarbons.

ARTICLE 19

TERMINATION AND REMEDIES

19.1. Termination. This Agreement may be terminated as provided below.

19.1.1. The Parties may terminate this Agreement by mutual written consent at any time prior to the Closing Date.

19.1.2. If the transactions contemplated hereby do not close on or before the Outside Date, any Party may terminate this Agreement by delivery of written notice to the other Parties; provided, however, that no Party may terminate this Agreement pursuant to this Section 19.1.2 if such Party’s failure to comply with its obligations under this Agreement caused the Closing not to occur on or before the Outside Date.

19.1.3. Buyer may terminate this Agreement by delivery of written notice to Sellers at any time prior to the Closing Date if, as of the Closing Date, any Seller has breached any representation, warranty or covenant of Sellers in this Agreement in any material respect and such Seller has failed to cure such breach within a reasonable time period after receiving written notice of such breach.

19.1.4. Sellers may terminate this Agreement by delivery of written notice to Buyer at any time prior to the Closing Date if Buyer has breached any representation, warranty or covenant of Buyer in this Agreement in any material respect and Buyer has failed to cure such breach within a reasonable time period after receiving written notice of such breach.

19.1.5. Either Party may terminate this Agreement in accordance with Section 18.1.

19.1.6. Any Party may terminate this Agreement by delivery of written notice to the other Parties if the aggregate of (a) the Uncured Title Defects Value plus (b) the Liquidated Title Defect Payment plus (c) the aggregate reduction in the Purchase Price pursuant to Title Defect Removals plus (d) the Unremedied Adverse Environmental Conditions Value exceeds ten percent (10%) of the Purchase Price.

19.2. Effect of Termination. Each Party’s right of termination under Section 19.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 19.1, all obligations of the Parties under this Agreement will terminate, except that Buyer’s indemnity obligations under Section 7.2, and the obligations of the Parties in this Section 19.2 and Article 22, will survive; provided, however, that if this Agreement is terminated because of a breach of this Agreement by the non-terminating Party or because a Party’s condition to Closing is not satisfied as a result of the non-terminating Party’s failure to comply with its obligations under this Agreement, the terminating Party’s or Parties’ rights to pursue all remedies available at law for damages or other relief in equity or otherwise will survive such termination unimpaired.

19.3. Remedies.

19.3.1. Buyer and Sellers acknowledge and agree that Sellers or Buyer would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Sellers and Buyer may be entitled, at law or in equity, they shall be entitled to enforce any provision of this Agreement by a decree of specific performance.

19.3.2. The rights and remedies of the Parties are cumulative and not alternative.

ARTICLE 20

ADDITIONAL COVENANTS

20.1. Further Assurances. After the Closing, each Seller and Buyer shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their respective obligations under this Agreement and under any exhibit, document, certificate or other instrument delivered pursuant hereto. Each Seller shall use commercially reasonable efforts to cooperate with Buyer’s efforts to obtain all approvals and consents required by or necessary for the transactions contemplated by this Agreement that are customarily obtained after Closing and all permits that are not assignable under Section 2.1.6.

20.2. Access to Records by Seller. Within thirty (30) days after Closing, each Seller shall deliver to Buyer, at Sellers’ address, or at such other place as any of same may be kept, the originals of all Records and Data, except that each Seller may retain (a) the originals of all Data which are related to properties other than the Properties being sold herein, in which case such Seller shall deliver duplicate copies of any such retained originals to Buyer, and (b) the originals of all accounting Data, in which case such Seller shall deliver duplicate copies of any such retained originals which relate to the Properties to Buyer. For a period of four (4) years after the date of Closing, Buyer will retain the Data delivered to it pursuant hereto and will make such Data available to each Seller upon reasonable notice at Buyer’s headquarters at reasonable times and during office hours. Buyer shall notify each Seller in writing within thirty (30) days of the sale to a third party of all or any part of the Properties which involves the transfer of any of the Data of the name and address of the buyer(s) in any such sale. Buyer shall require as part of any such sales transaction that such third party assume the obligations imposed on Buyer in this Section 20.2.

20.3. Use of Sellers’ Name. Buyer agrees that within sixty (60) days after Closing they will remove or cause to be removed the names and marks “Plains Exploration & Production Company,” and “PXP,” and/or all variations and derivatives thereof and logos relating thereto from the Properties of which it has assumed operations and will not thereafter make any use whatsoever of such names, marks and logos.

20.4. Employees.

20.4.1. Prior to April 1, 2013, neither Buyer nor any of its affiliates shall hire, retain or attempt to hire or retain any employee of any Seller or in any way interfere with the relationship between any Seller and any of its employees, other than the individuals holding the employee positions identified on Schedule 20.4; provided, that the non-solicitation restriction in this Section 20.4.1 shall not apply in the event an employee or contractor of any Seller contacts Buyer (or any of its affiliates) in response to an advertisement identifying employment opportunities published by Buyer (or any of its affiliates) in a newspaper of general circulation or on its web site or if an employee or contractor of any Seller contacts Buyer (or any of its affiliates) without having been solicited. Buyer shall be permitted to contact any of Sellers’ independent contractors whose services relate to the Properties to discuss post-Closing services.

20.4.2. Prior to April 1, 2013, no Seller or any of their respective affiliates shall hire, retain or attempt to hire or retain any employee of Buyer or in any way interfere with the relationship between Buyer and any of its employees; provided, that the non-solicitation restriction in this Section 20.4.2 shall not apply in the event an employee or contractor of Buyer contacts any Seller (or any of their respective affiliates) in response to an advertisement identifying employment opportunities published by any Seller (or any of their respective affiliates) in a newspaper of general circulation or on its web site or if an employee or contractor of Buyer contacts any Seller (or any of their respective affiliates) without having been solicited.

20.4.3. Within three (3) Business Days following execution of this Agreement by Sellers and Buyer, Sellers shall deliver to Buyer the name of each employee holding the positions identified in Schedule 20.4 (the “Scheduled Employees”), together with his or her employment position, current annual salary or wage rate, bonus and other compensation and/or benefit arrangements. Notwithstanding the terms of the Confidentiality Agreement, upon execution of this Agreement, Buyer shall be permitted to contact the Scheduled Employees for the purpose of offering post-Closing employment to such employees. Buyer covenants and agrees that, prior to Closing, it will offer each of the Scheduled Employees employment with Buyer to begin no sooner than April 1, 2012 at comparable responsibility, compensation and benefits levels as currently exist for such employees. To constitute a comparable offer of employment Buyer’s offer shall include the following elements: (i) base salary equal to current base salary, (ii) generally comparable work duties and responsibilities to current situation, (iii) comparable benefits package for health, welfare and retirement as offered to other Buyer employees, (iv) recognition of years of service with Sellers for purposes of vesting and participation in any of Buyer’s ERISA plans, (v) recognition of years of service with Sellers for purposes of Buyer’s paid time off programs, and (vi) inclusion in Buyer’s incentive bonus program as if employed by Buyer for the remainder of calendar year 2012.

ARTICLE 21

ARBITRATION

Except as elsewhere provided in this Agreement, any controversy, dispute or claim between the Parties arising under this Agreement shall be determined by binding arbitration, the conduct of which shall be governed by the Commercial Arbitration Rules of the American Arbitration Association.

21.1. Determination. The arbitration shall be before a three-person panel of arbitrators, with Buyer and Sellers each selecting one arbitrator, and the two arbitrators so selected choosing the third arbitrator. The arbitrators selected to act hereunder under the Commercial Arbitration Rules of the American Arbitration Association shall be qualified by education and experience to pass on the particular question in dispute. The arbitrators shall promptly hear and determine (after due notice of hearing and giving the parties a reasonable opportunity to be heard) the questions submitted, and shall render their decision within sixty (60) days after appointment of the third arbitrator. The arbitration shall be held in Houston, Texas. The arbitration will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any choice of law principles.

21.2. Decision Binding. The decision of the arbitrators, or the majority thereof, made in writing shall be final and binding upon the Parties as to the questions submitted, shall be enforceable against any Party in any court of competent jurisdiction, and Buyer and Sellers will abide by and comply with such decision. The expenses of arbitration, including reasonable compensation to the arbitrators, shall be borne equally by the Parties.

ARTICLE 22

MISCELLANEOUS

22.1. Notice. All notices required or permitted under this Agreement shall be in writing and shall be delivered personally, by overnight delivery service, by certified mail, postage prepaid and return receipt requested, by telecopier, or by electronic transmittal (such as Email and pdf’s) as follows:

Sellers:	Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, Texas 77002
Attn: Marc A. Hensel
Vice President – Acquisitions and Divestments
	Telephone:	(713) 579-6033
	Telecopier:	(713) 579-6200
	Email:	MHensel@pxp.com

with a copy to:

Plains Exploration & Production Company
700 Milam, Suite 3100
Houston, Texas 77002
Attn: John F. Wombwell
Executive Vice President, General Counsel and Corporate Secretary
	Telephone:	(713) 579-6123
	Telecopier:	(713) 579-6200
	Email:	JWombwell@pxp.com

Buyer:	Linn Energy Holdings, LLC
600 Travis, Suite 5100
Houston, Texas 77002
Attention: Charlene Ripley
Telephone: 281-840-4119
Telecopier: 281-840-4180
Email: cripley@linnenergy.com

or to such other place within the United State of America as either Party may designate as to itself by written notice to the other. All notices given by personal delivery, overnight delivery service or mail shall be effective on the date of actual receipt at the appropriate address. Notices given by telecopier or by electronic transmittal shall be effective upon actual receipt if received during recipient’s normal business hours or at the beginning of the next Business Day after receipt if received after the recipient’s normal business hours. All notices by telecopier or by electronic transmittal shall be confirmed in writing on the day of transmission by either mailing by postage prepaid certified mail with return receipt requested, overnight delivery service, or by personal delivery.

22.2. Governing Law. This Agreement and the obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to any choice of law principles.

22.3. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Notwithstanding the preceding sentence, neither Party shall assign this Agreement or its rights hereunder without the other Party’s written consent, which shall not be unreasonably withheld.

22.4. Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof, excluding the letter agreement referenced Confidentiality Agreement – Panhandle Assets, between PXP and Buyer dated October 26, 2011 (the “Confidentiality Agreement”) which shall continue in full force and effect until the Closing is consummated. There are no third party beneficiaries having rights under or with respect to this Agreement.

22.5. Amendment; Waiver. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same shall be in writing and signed by Buyer and Sellers. No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

22.6. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, however, that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a court of competent jurisdiction, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the court of competent jurisdiction, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

22.7. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neutral genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. References herein to any Section or Article shall be references to a Section or Article of this Agreement unless the context clearly requires otherwise.

22.8. Confidentiality. Buyer shall remain subject, until the Closing, to the Confidentiality Agreement, at which time of Closing such Confidentiality Agreement shall terminate. Buyer and Sellers shall take all actions reasonably necessary to ensure that Buyer’s and Sellers’ respective employees, consultants, representatives and agents comply with the provisions of the Confidentiality Agreement.

22.9. Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

22.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by telecopier or by electronic transmittal (such as Email and pdf’s) shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any Party delivering an executed counterpart of this Agreement by telecopier or by electronic transmittal also shall deliver an original executed counterpart of this Agreement, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

22.11. Expenses, Fees and Taxes. Each of the Parties hereto shall pay its own fees and expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby, including brokers’ fees. Buyer shall be responsible for the cost of all fees for the recording of transfer documents relating to the Properties. All other costs shall be borne by the Party incurring them. Notwithstanding anything to the contrary herein, it is acknowledged and agreed by and between Sellers and Buyer that the Purchase Price excludes any sales taxes or other taxes in connection with the sale of property pursuant to this Agreement. If a determination is ever made that a sales tax, real estate transfer tax, stamp tax or other transfer tax applies Buyer, on the one hand, and Sellers, on the other hand, shall each be liable for fifty percent (50%) of such tax. Buyer shall indemnify and hold Seller Group harmless with respect to the payment of any of such taxes, including any interest or penalties assessed thereon, for which Buyer is responsible and Sellers shall indemnify and hold Buyer Group harmless with respect to the payment of any of such taxes, including any interest or penalties assessed thereon, for which Sellers are responsible, each pursuant to this section. The indemnity and hold harmless obligation contained in the preceding sentence shall survive the Closing.

22.12. Tax-Deferred Exchange Option. Each Seller and Buyer, respectively, shall have the right to elect to effect a tax-deferred exchange under Internal Revenue Code Section 1031 (a “Tax Deferred Exchange”) for the Properties at any time prior to the Closing Date. If such Party elects to effect a Tax-Deferred Exchange, the other Party agrees to execute escrow instructions, documents, agreements or instruments to effect the exchange; provided, however, that the other Party shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange. Each Seller and Buyer, as the case may be, may assign any of its rights and delegate performance of any of their duties under this Agreement in whole or in part to a third party in order to effect such an exchange; provided, however, that each such Seller and/or Buyer shall remain responsible to the other Party for the full and prompt performance of their respective delegated duties. The electing Party shall indemnify and hold the other Party and its affiliates harmless from and against all claims, expenses (including reasonable attorneys’ fees), loss and liability resulting from its participation in any exchange undertaken pursuant to this Section 22.12 pursuant to the request of the electing Party.

22.13. Public Announcements. The Parties agree that prior to making any public announcement or statement with respect to the transactions contemplated by this Agreement, the Party desiring to make such public announcement or statement shall consult with the other Parties hereto and endeavor in good faith to obtain approval of the other Parties hereto to the text of a public announcement or statement to be made solely by Sellers, on the one hand, or Buyer, on the other, as the case may be; provided, however, if Sellers, on the one hand, or Buyer, on the other is required by law or the rules of NASDAQ or the New York Stock Exchange to make such public announcement or statement, then the same may be made without the approval of the other Parties.

22.14. Financial Statements.

22.14.1. Sellers acknowledge that Buyer and/or its Affiliates may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets (“Financial Statements”) in documents filed with the SEC by Buyer and/or its Affiliates pursuant to the Securities Act of 1933, as amended, and that such Financial Statements may be required to be audited. In that regard, Sellers shall provide Buyer reasonable access to such records (to the extent such information is available) and personnel of Sellers as

Buyer may reasonably request to enable Buyer, and its representatives and accountants, at Buyer’s sole cost and expense, to create and audit any Financial Statements that Buyer deems necessary. Notwithstanding the foregoing, (i) Sellers shall in no event be required to create new records relating to the Assets and (ii) the access to be provided to Buyer pursuant to this Section 22.14 shall not interfere with Sellers’ ability to prepare its own financial statements or its regular conduct of business and shall be made available during Sellers’ normal business hours.

22.14.2. Sellers shall consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Buyer or any of its Affiliates to be filed with the SEC in which Buyer or such Affiliate reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Securities Exchange Act of 1934, as amended. Upon request of Buyer, Sellers shall request the external audit firm that audits the Financial Statements (the “Audit Firm”) to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document. Sellers shall provide Buyer and Buyer's independent accountants with access to (i) audit work papers of Sellers’ independent accountants and (ii) management representation letters provided by Sellers to Sellers’ independent accountants.

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Executed as of the date set forth above.

SELLERS:

Plains Exploration & Production Company

By:	/s/ Doss R. Bourgeois
Doss R. Bourgeois,
Executive Vice President – Exploration & Production

Pogo Producing Company LLC

Latigo Petroleum, Inc.

By:	/s/ Doss R. Bourgeois
Doss R. Bourgeois
Vice President

Page 1 of Two Signature Pages

To

Purchase and Sale Agreement

BUYER:

Linn Energy Holdings, LLC

By:	/s/ David B. Rottino
David B. Rottino
Senior Vice President, Finance and Business Development

Page 2 of Two Signature Pages

To

Purchase and Sale Agreement